Exhibit 4.2
FIRST BUSINESS FINANCIAL SERVICES, INC.
Description of Securities Registered Pursuant to
Section 12 of the Securities Exchange Act of 1934
General
As of December 31, 2022, First Business Financial Services, Inc. (“First Business,” “we,” “our,” “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, $0.01 par value. The following is a summary of the material terms and rights of our common stock and the provisions of our Amended and Restated Articles of Incorporation (the “Articles”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2022, of which this exhibit is a part. The summary is not complete and you should refer to the applicable provisions of our Articles and Bylaws. As of December 31, 2022, we had 9,371,078 shares of common stock issued and 8,362,085 shares of common stock outstanding. Additionally, we have reserved 134,812 shares of our common stock for future issuance under our equity incentive plan.
Our Articles also authorize us to issue up to 2,500,000 shares of preferred stock, $0.01 par value. As of December 31, 2022, we had 12,500 shares of our 7.0% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, issued and outstanding.
Listing
Our common stock is listed for trading on the NASDAQ Global Select Market under the symbol “FBIZ.”
Voting Rights
Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors, which means that a plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present. Our board of directors is divided into three classes of directors, each serving a staggered three-year term. At each annual meeting, the successors to the class of directors whose terms expire at that meeting are elected for a term of office to expire at the third succeeding annual meeting after their election and until their successors have been duly elected and qualified.
Liquidation Rights
Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Dividends Payable on Shares of Common Stock
In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock may be affected by both general corporate law considerations and policies of the Board of Governors of the Federal Reserve System, which we refer to herein as the Federal Reserve, applicable to bank holding companies. As a Wisconsin corporation, we are subject to the limitations of Wisconsin law, which allows us to pay a dividend unless, after such dividend, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amount that would be needed if we were to be dissolved at the time of the dividend payment to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend. As a bank holding company, our ability to declare and pay dividends is also subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on our common stock and other Tier 1 capital instruments in light of our earnings, capital adequacy and financial condition. As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce the dividends if: (i) the company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company’s capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.
Most of our revenues available for the payment of dividends derive from amounts paid to us by First Business Bank (the “Bank”). There are various statutory limitations that limit the ability of the Bank to pay dividends to us. The Bank is a Wisconsin state-chartered bank and is subject to the laws and regulations of the Wisconsin Department of Financial Institutions and to the regulations of the Federal Deposit Insurance Corporation, which we refer to herein as the FDIC. If a bank’s primary banking regulator determines that the bank is engaged or is about to engage in an unsafe or unsound banking practice, the regulator may require, after notice and hearing, that the bank cease and desist from such practice. Depending on the financial condition of the bank, an unsafe or unsound practice could include the payment of dividends. In particular, the federal banking agencies have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice.
Under Wisconsin banking law, the Bank generally may not pay dividends in excess of its undivided profits, and if dividends declared and paid in either of the two immediately preceding years exceeded net income for either of those two years respectively, the Bank may not declare or pay any dividend in the current year that exceeds year-to-date net income. Further, the payment of dividends by any financial institution is also affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. Even notwithstanding the availability of funds for dividends, the FDIC may prohibit the payment of any dividends by an insured bank, such as the Bank, if the FDIC determines such payment would constitute an unsafe or unsound practice.
Furthermore, as of December 31, 2022, we had outstanding approximately $34.3 million of subordinated notes. As of December 31, 2022, we were current on the interest payable pursuant to such subordinated notes. However, if we default on our obligation to pay interest on such instruments in the future, our ability to pay dividends on our common stock also will be subject to the prior payment of all accrued but unpaid interest on such subordinated notes.

Anti-Takeover Provisions
General.
Our Articles and Bylaws may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.
Authorized Shares of Capital Stock.
Authorized but unissued shares of our common stock and preferred stock under our Articles could (within the limits imposed by applicable law and the rules of The NASDAQ Stock Market LLC) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some shareholders.
Limitations on Right to Call Special Meetings; Stockholder Proposal Notice Requirements; Unanimous Consent without Meeting.
Under our Bylaws, a special meeting of our shareholders may be called only by: (i) the Chairperson of the board of directors; (ii) the President; (iii) resolution adopted by a majority of the board of directors; or (iv) the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting who sign, date and deliver to First Business one or more written demands for the meeting describing one or more purposes for which it is to be held. Additionally, our Bylaws require that shareholder proposals meet certain advanced notice and minimum informational requirements. Further, under our Bylaws, shareholders may only take action without a meeting if such action receives the unanimous written consent of all shareholders entitled to vote thereon. These provisions could have the effect of delaying until the next annual shareholders meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities.
Classified Board of Directors; Noncumulative Voting for Directors.
Our Bylaws provide that our board of directors is classified into three classes of directors, with the members of one class to be elected each year, which prevents a majority of our directors from being removed at a single annual meeting. Our shareholders are also not permitted to cumulate votes for directors, which may make it more difficult for a noncompany nominee to be elected to our board of directors.
Director Removal; Filling of Board Vacancies.
Our Bylaws specify that directors may be removed during their three-year terms only for one of the following reasons: (i) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (iii) a transaction from which the director derived an improper personal profit; or (iv) willful misconduct. Further, our Bylaws provide that any vacancy occurring in the board of directors may be filled by a vote of a majority of the remaining directors, unless such vacancy was created by shareholder action. A person elected to fill a vacancy on the board of directors will serve for the unexpired term of the director whose seat became vacant. These provisions make it more difficult for shareholders to remove directors and/or fill vacancies.
State Anti-Takeover Laws.
Provisions of the Wisconsin Business Corporation Law prevent “interested shareholders” and an applicable Wisconsin corporation from entering into a “business combination” unless certain conditions are met. A business combination means: (i) any merger or share exchange with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an interested shareholder having (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) representing 10% or more of the earning power or income of the corporation; (iii) the issuance of stock with a market value equal to 5% or more of the outstanding stock of the corporation to an interested shareholder; (iv) the adoption of a plan or proposal for the liquidation or dissolution which is proposed by, on behalf of, or pursuant to a written or unwritten agreement, arrangement or understanding with, an interested shareholder; and (v) certain other transactions involving an interested shareholder.
An “interested shareholder” is defined to mean a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a Wisconsin corporation or who is an affiliate or associate of the corporation and beneficially owned 10% or more of the voting power of its then-outstanding voting stock within the last three years. Under Wisconsin law, a corporation cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. A corporation may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied: (i) the board of directors approved the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or (iii) the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.
Other provisions of the Wisconsin Business Corporation Law prohibit an acquiror, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation’s shareholders. Once an acquiror obtains voting securities representing in excess of 20% of the outstanding voting power of the corporation, such shareholder’s voting power shall be limited to 10% of the voting power of those shares until disinterested shareholders restore the right.
The Wisconsin Business Corporation Law also prohibits a Wisconsin corporation from taking certain actions while it is subject to a take-over offer, which is generally defined as an offer to acquire the equity securities of the corporation which would result in the acquiror beneficially owning more than 5% of the equity securities of the corporation. While subject to a take-over offer, a Wisconsin corporation may not take either of the following actions unless approved by a majority of its shareholders: (i) acquire more than 5% of its voting shares from a shareholder who holds more than 3% of the voting shares and has held those shares for less than two years at a price above market price, unless the corporation has made the same offer to all of its shareholders; or (ii) sell assets of the corporation which amount to at least 10% of the market value of the corporation.
Finally, Wisconsin law also provides that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a Wisconsin corporation require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:
•the aggregate value of the per share consideration is at least equal to the highest of:
o    the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;
o    the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest; or
o    the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and
•the consideration to be received by shareholders is either cash or the form of consideration used by the significant shareholder to acquire its shares, or, if it paid for its shares with varying forms of consideration, the form of consideration shall be either cash or the form used to acquire the largest number of the significant shareholder’s shares.
Miscellaneous
Our shares of common stock are neither redeemable nor convertible, and the holders thereof have no preemptive, subscription or other rights to purchase any of our securities.